February 1, 2007

VIA EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC  20549

Attn:    Mr. Kevin L. Vaughn, Branch Chief, Division of Corporate Finance

Re:                               VIASYS Healthcare Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
Commission File No. 1-16121

Dear Mr. Vaughn:

Reference is made to (i) your letter to Mr. Randy H. Thurman, dated December 11, 2006, setting forth comments given by the staff of the Division of Corporation Finance with respect to the above-referenced filing and (ii) letter from Brian Miner at Morgan, Lewis & Bockius LLP, our outside legal counsel, to you, dated December 22, 2006, responding to the staff’s comments.  In connection with resolution of the staff’s comments, VIASYS Healthcare Inc. (the “Company”) hereby acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2.             The Securities and Exchange Commission staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.             The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VIASYS HEALTHCARE INC.

By:	/s/ SCOTT HURLEY
	Name:	Scott Hurley
	Title:	Vice President and Corporate Controller